Exhibit 99.1

Nebius reports fourth quarter and full-year 2025 financial results

Amsterdam, February 12, 2026 – Nebius Group N.V. (NASDAQ: NBIS), the AI cloud company, today announced its unaudited financial results for the fourth quarter and full financial year ended December 31, 2025.

The Company today also published founder and CEO Arkady Volozh’s quarterly letter to shareholders, available on its investor relations website at https://nebius.com/investor-hub.

Management will hold an earnings webcast today at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time / 2:00 p.m. Central European Time). To register, or to listen to the live audio webcast, please visit https://nebius.com/investor-hub.

Q4 2025 Financial Highlights

Consolidated results (1), (2)

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Revenues	35.2	227.7	547%	91.5	529.8	479%
Adjusted EBITDA / (loss)	(63.9)	15.0	n/m	(226.3)	(64.9)	-71%
Net income / (loss) from continuing operations	(122.9)	(249.6)	103%	(352.0)	29.0	n/m
Adjusted net loss	(69.0)	(173.0)	151%	(238.5)	(446.7)	87%

(1)	The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(2)	Results include consolidated financial results of: Nebius, the core AI infrastructure business; Avride, an autonomous vehicle platform; and TripleTen, an edtech service. In Q2 2025 following the completion of the investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’ consolidated financial statements and reports its stake as equity method investment. Toloka’s results for prior periods were reclassified to discontinued operations.

Operating expenses

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Cost of revenues	21.1	68.5	225%	43.7	166.2	280%
as a percentage of revenues	60%	30%		48%	31%
Product development	31.9	53.1	66%	114.8	177.3	54%
as a percentage of revenues	91%	23%		125%	33%
Sales, general and administrative	85.4	159.9	87%	255.5	378.5	48%
as a percentage of revenues	243%	70%		279%	71%
Depreciation and amortization	33.3	180.7	443%	77.1	404.0	424%
as a percentage of revenues	95%	79%		84%	76%
Total operating costs and expenses	171.7	462.2	169%	491.1	1,126.0	129%
as a percentage of revenues	488%	203%		537%	213%
Total share-based compensation expense	40.5	24.9	-39%	54.5	83.2	53%
as a percentage of operating expenses	24%	5%		11%	7%

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Selected consolidated cash flow data

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Cash provided by / (used in) operating activities – continuing operations	(73.1)	834.3	n/m	(269.9)	401.9	n/m
Purchases of property and equipment	(417.5)	(2,056.0)	392%	(807.5)	(4,066.0)	404%

Outstanding Shares

The total number of shares issued and outstanding as of December 31, 2025 was 253,016,971, including 219,465,088 Class A shares and 33,551,883 Class B shares, and excluding 69,023,973 Class A shares held in treasury.

Earnings webcast

Nebius Group will host a conference call and earnings webcast at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time / 2:00 p.m. Central European Time) on February 12, 2026 to discuss these financial results. To register to participate in the conference call, or to listen to the live audio webcast, please visit Nebius’s Investor Relations website at group.nebius.com/investor-hub.

A replay will be available on the same website following the call.

Сontacts

Investor Relations askIR@nebius.com	Media Relations media@nebius.com

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide.

Nebius Group also includes Avride (a leading developer of autonomous vehicles and delivery robots) and TripleTen (a leading edtech platform reskilling people for careers in tech), and owns equity stakes in other companies including ClickHouse and Toloka.

Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully compete in our sector; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain further debt or equity financing that may be necessary to achieve our objectives on acceptable terms. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. We also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025, which is available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this document is as of the date hereof, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Disclaimer

Links to third-party websites are provided for informational purposes only; Nebius is not responsible for the content contained on or accessible through the linked sites.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, (3) income/(loss) from equity method investments and (4) gain from revaluation of investments in equity securities.

•	Adjusted net income/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, (3) amortization of debt discount and issuance costs, net of interest expense capitalized, less (1) foreign exchange (gains) / losses and (2) gain from revaluation of investments in equity securities. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

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Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

We present Adjusted EBITDA/(loss) and Adjusted net income / (loss) excluding any effects of our discontinued operations.

Information on our discontinued operations is disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025. In Q2 2025 following the completion of the investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’ consolidated financial statements and reports its stake as equity method investment. Toloka’s results for prior periods were reclassified to discontinued operations.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled some RSU equity awards of our employees granted before 2022 in cash during 2024, a portion of stock-based compensation expense for 2024 was included in Adjusted EBITDA/(loss).

Foreign exchange gains/(losses)

The functional currency of Nebius Group N.V. is the United States Dollar, which is also the Group’s current reporting currency. Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies. Because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the restructuring and other similar one-off expenses.

Amortization of debt discount and issuance costs, net of interest expense capitalized

We also adjust net income/(loss) for interest expense representing amortization of the debt discount and issuance costs related to our convertible senior notes, net of interest expense capitalized into cost of our property and equipment. Debt discount represents the accretion of the nominal amount of notes payable at maturity, unless the relevant notes have been earlier repurchased, redeemed or converted in accordance with their terms. We adjust net income/(loss) for the interest expense recognized from amortization of the debt discount and issuance costs due to the significantly different timing of payment in relation to the operating results.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

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Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	December 31,
	2024*	2025
ASSETS
Cash and cash equivalents	2,434.7	3,678.1
Accounts receivable	11.2	720.3
Prepaid expenses	22.2	34.8
VAT reclaimable	6.2	131.4
Other current assets	37.6	146.8
Current assets of discontinued operations	21.4	—
Total current assets	2,533.3	4,711.4
Property and equipment	846.7	5,572.5
Intangible assets	4.9	19.7
Operating lease right-of-use assets	44.8	918.8
Equity method investments	6.4	11.1
Investments in non-marketable equity securities	90.7	836.6
Deferred tax assets	7.7	11.8
Other non-current assets	13.4	367.9
Non-current assets of discontinued operations	0.7	—
Total non-current assets	1,015.3	7,738.4
TOTAL ASSETS	3,548.6	12,449.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	228.0	1,210.1
Debt, current	6.1	24.5
Income and non-income taxes payable	5.5	17.7
Deferred revenue, current	16.3	275.5
Current liabilities of discontinued operations	8.1	—
Total current liabilities	264.0	1,527.8
Operating lease liabilities	30.3	760.5
Debt, non-current	—	4,103.2
Deferred revenue, non-current	—	1,302.0
Other accrued liabilities	0.6	143.1
Total non-current liabilities	30.9	6,308.8
Total liabilities	294.9	7,836.6
Shareholders’ equity:
Ordinary shares	9.2	8.4
Treasury shares at cost	(1,968.1)	(1,075.7)
Additional paid-in capital	2,016.7	2,360.9
Accumulated other comprehensive loss	(22.1)	(0.1)
Retained earnings	3,218.0	3,319.7
Total shareholders’ equity	3,253.7	4,613.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,548.6	12,449.8

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

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Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2024*	2025	2024*	2025
Revenues	35.2	227.7	91.5	529.8
Operating costs and expenses:
Cost of revenues(1)	21.1	68.5	43.7	166.2
Product development(1)	31.9	53.1	114.8	177.3
Sales, general and administrative(1)	85.4	159.9	255.5	378.5
Depreciation and amortization	33.3	180.7	77.1	404.0
Total operating costs and expenses	171.7	462.2	491.1	1,126.0
Loss from operations	(136.5)	(234.5)	(399.6)	(596.2)
Interest income	21.9	13.5	63.6	31.8
Interest expense	—	(38.3)	—	(57.8)
Gain from revaluation of investments in equity securities	—	1.5	—	598.9
Gain / (loss) from equity method investments	—	(10.6)	0.4	(24.3)
Other income / (loss), net	(8.4)	21.4	(17.4)	80.6
Net income / (loss) before income taxes	(123.0)	(247.0)	(353.0)	33.0
Income tax expense / (benefit)	(0.1)	2.6	(1.0)	4.0
Net income / (loss) from continuing operations	(122.9)	(249.6)	(352.0)	29.0
Net income / (loss) from discontinued operations	(10.3)	—	(289.4)	72.7
Net income / (loss)	(133.2)	(249.6)	(641.4)	101.7

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation, in the amount of:

Cost of revenues	0.2	0.1	0.2	0.5
Product development	3.2	4.0	9.6	16.6
Sales, general and administrative	37.1	20.8	44.7	66.1

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Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2024*	2025	2024*	2025
CASH FLOWS PROVIDED BY / (USED IN) OPERATING ACTIVITIES:
Net income / (loss) from continuing operations	(122.9)	(249.6)	(352.0)	29.0
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of property and equipment	32.6	177.7	75.2	397.1
Amortization of intangible assets	0.7	3.0	1.9	6.9
Operating lease right-of-use assets amortization and the lease liability accretion	3.5	21.3	8.7	50.6
Amortization of debt discount and issuance costs, net of interest expense capitalized	—	8.7	—	17.5
Share-based compensation expense	40.5	24.9	54.5	83.2
Deferred income tax expense / (benefit)	(0.5)	(2.8)	(2.8)	(3.4)
Foreign exchange (gains) / losses	9.5	(2.2)	17.8	(27.2)
Gain from revaluation of investments in equity securities	—	(1.5)	—	(598.9)
(Income) / loss from equity method investments	—	10.6	(0.4)	24.3
Provision for expected credit losses	0.2	3.7	0.2	5.5
Other	(0.6)	53.0	(0.6)	53.9
Changes in operating assets and liabilities:
Accounts receivable	(2.6)	(632.8)	(9.8)	(714.6)
Prepaid expenses	(10.1)	(11.9)	(14.8)	(17.8)
Accounts payable, accrued and other liabilities and non-income taxes payable	(16.9)	25.4	(28.0)	(29.0)
Deferred revenue	(0.4)	1,566.5	10.0	1,565.8
Other assets	6.4	(166.9)	(23.7)	(339.2)
VAT reclaimable	(12.5)	7.2	(6.1)	(101.8)
Net cash provided by / (used in) operating activities – continuing operations	(73.1)	834.3	(269.9)	401.9
Net cash provided by / (used in) operating activities – discontinued operations	(1.5)	—	515.5	(17.1)
Net cash provided by / (used in) operating activities	(74.6)	834.3	245.6	384.8
CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(417.5)	(2,056.0)	(807.5)	(4,066.0)
Proceeds from Divestment, net of cash of discontinued operations sold	—	—	1,283.2	—
Proceeds from the sale of the remaining equity interest in Divested businesses	—	—	184.2	—
Investments in term deposits	—	(75.0)	—	(75.0)
Investments in non-marketable equity securities	—	—	—	(50.0)
Investment in Toloka, net of cash of discontinued operations sold	—	—	—	(42.7)
Proceeds from maturity of debt securities	—	—	10.0	—
Proceeds from sale of property and equipment	1.6	—	1.6	—
Other investing activities	—	—	0.5	4.5
Net cash provided by / (used in) investing activities – continuing operations	(415.9)	(2,131.0)	672.0	(4,229.2)
Net cash used in investing activities – discontinued operations	(0.1)	—	(360.4)	(0.1)
Net cash provided by / (used in) investing activities	(416.0)	(2,131.0)	311.6	(4,229.3)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	—	—	—	4,162.5
Convertible notes issuance costs	—	—	—	(89.3)
Proceeds from sale of equity securities	700.0	—	700.0	1,150.0
Treasury shares issuance costs	(32.5)	—	(32.5)	(23.8)
Proceeds from issuance of SAFE instruments	—	100.0	—	100.0
Withholding tax paid	—	—	—	(181.5)
Repayment of debt	(0.1)	—	(0.7)	(0.8)
Proceeds from exercise of share options / (Repurchase of equity classified awards)	(8.9)	6.4	(10.0)	8.4
Net cash provided by financing activities – continuing operations	658.5	106.4	656.8	5,125.5
Net cash provided by financing activities – discontinued operations	—	—	168.7	—
Net cash provided by financing activities	658.5	106.4	825.5	5,125.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(6.7)	(11.7)	(23.6)	(9.7)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	161.2	(1,202.0)	1,359.1	1,271.3
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	2,289.1	4,923.6	1,091.2	2,450.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	2,450.3	3,721.6	2,450.3	3,721.6
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period	(14.9)	—	(14.9)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period	2,435.4	3,721.6	2,435.4	3,721.6

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Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

(in millions of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2024*	2025	2024*	2025
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period	2,288.2	4,794.8	1,076.1	2,449.6
Restricted cash and cash equivalents, beginning of period	0.9	128.8	15.1	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	2,289.1	4,923.6	1,091.2	2,450.3
Cash and cash equivalents, end of period	2,449.6	3,678.1	2,449.6	3,678.1
Restricted cash and cash equivalents, end of period	0.7	43.5	0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	2,450.3	3,721.6	2,450.3	3,721.6
Cash and cash equivalents, end of period – continuing operations	2,434.7	3,678.1	2,434.7	3,678.1
Restricted cash and cash equivalents, end of period – continuing operations	0.7	43.5	0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations	2,435.4	3,721.6	2,435.4	3,721.6

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

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Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended December 31,			Twelve months ended December 31,
	2024	2025	Change	2024	2025	Change
Net income / (loss)	(133.2)	(249.6)	87%	(641.4)	101.7	-116%
Less: net (income) / loss from discontinued operations	10.3	—	-100%	289.4	(72.7)	-125%
Net income / (loss) from continuing operations	(122.9)	(249.6)	103%	(352.0)	29.0	-108%
Add: depreciation and amortization	33.3	180.7	443%	77.1	404.0	424%
Add: certain SBC expense	37.6	24.9	-34%	44.1	83.2	89%
Add: one-off restructuring and other expenses	1.7	43.9	n/m	52.1	44.1	-15%
Less: interest income	(21.9)	(13.5)	-38%	(63.6)	(31.8)	-50%
Add: interest expense	—	38.3	n/m	—	57.8	n/m
Less: (income) / loss from equity method investments	—	10.6	n/m	(0.4)	24.3	n/m
Less: gain from revaluation of investments in equity securities	—	(1.5)	n/m	—	(598.9)	n/m
Less: other (income)/loss, net	8.4	(21.4)	-355%	17.4	(80.6)	n/m
Add: income tax expense	(0.1)	2.6	n/m	(1.0)	4.0	n/m
Adjusted EBITDA/ (loss)	(63.9)	15.0	-123%	(226.3)	(64.9)	-71%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended December 31,			Twelve months ended December 31,
	2024	2025	Change	2024	2025	Change
Net income / (loss)	(133.2)	(249.6)	87%	(641.4)	101.7	-116%
Less: net (income) / loss from discontinued operations	10.3	—	-100%	289.4	(72.7)	-125%
Net income / (loss) from continuing operations	(122.9)	(249.6)	103%	(352.0)	29.0	-108%
Add: certain SBC expense	37.6	24.9	-34%	44.1	83.2	89%
Less: foreign exchange (gains) / losses	9.5	(2.2)	-123%	17.8	(27.2)	-253%
Add: one-off restructuring and other expenses	1.7	43.9	n/m	52.1	44.1	-15%
Add: amortization of debt discount and issuance costs, net of interest expense capitalized	—	8.7	n/m	—	17.5	n/m
Less: gain from revaluation of investments in equity securities	—	(1.5)	n/m	—	(598.9)	n/m
Tax effect of adjustments	5.1	2.8	-45%	(0.5)	5.6	n/m
Adjusted net loss	(69.0)	(173.0)	151%	(238.5)	(446.7)	87%

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